Pricing Supplement No. 12 dated May 2, 2003 (to Prospectus dated November 18, 2002 and Prospectus Supplement dated November 18, 2002)	Filed under Rule 424(b)(3) File No. 333-90316

SLM Corporation
Medium Term Notes, Series A
Due 9 Months or Longer From the Date of Issue

Principal Amount:	$125,000,000	Floating Rate Notes:	☐	Fixed Rate Notes:	☒
Original Issue Date:	April 15, 2003	Closing Date: May 9, 2003		CUSIP Number:	78442F AQ1
Maturity Date:	April 15, 2015	Option to Extend Maturity:	☒ No	Specified Currency:	U.S. Dollars
		If Yes, Final Maturity Date:	☐ Yes
Redeemable at the option of the Company:	☒ No	Redemption Price:	Not Applicable.
	☐ Yes	Redemption Dates:	Not Applicable.
Repayment at the option of the Holder::	☒ No	Repayment Price:	Not Applicable.
	☐ Yes	Repayment Dates:	Not Applicable.
Applicable to Fixed Rate Notes Only:
Interest Rate: 5.00%	Interest Payment Dates:	Each April 15th and October 15thduring the term of the Notes, subject to adjustment in accordance with the following business day convention, beginning October 15, 2003.
Interest Accrual Method: 30/360	Interest Periods:
From and including the Closing Date, or each April 15th or October 15th thereafter, as the case may be, to and including the next succeeding April 14th or October 14th, as the case may be, with no adjustment to period end dates for accrual purposes.

The Medium Term Notes, Series A that we are offering by this pricing supplement are a further issuance of, are fungible with and are consolidated to form a single series with, our 5.00% Fixed Rate Medium Term Notes, Series A due April 15, 2015 issued on April 15, 2003. The 5.00% Fixed Rate Medium Term Notes, Series A being offered by this pricing supplement will have the same CUSIP number and will trade interchangeably with the previously issued 5.00% Fixed Rate Medium Term Notes, Series A due April 15, 2015 immediately upon settlement. Currently, $400,000,000 aggregate principal amount of those notes are outstanding. This issuance will increase the aggregate principal amount of the outstanding 5.00% Fixed Rate Medium Term Notes, Series A due April 15, 2015 to $525,000,000.

JPMorgan	Morgan Stanley

Joint Book-Running Managers

May 2, 2003

Form:	Book-entry.
Denominations:	$1,000 minimum and integral multiples of $1,000 in excess thereof.
Trustee:	JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank.
Agents:	The following agents are acting as underwriters in connection with this issuance.
	Agents	Principal Amount of Notes
	J.P. Morgan Securities Inc.	$ 62,500,000
	Morgan Stanley & Co. Incorporated	62,500,000

	Total	$125,000,000
Issue Price:	100.506% (exclusive of accrued interest).
Agents' Commission:	0.475%.
Proceeds to Issuer:	100.031% (exclusive of accrued interest).
Net Proceeds:	$125,455,416.67 which equals $125,038,750 of principal plus $416,666.67 of accrued interest.
Concession:	0.300%.
Reallowance:	0.250%.
CUSIP Number:	78442F AQ1
ISIN Number:	US78442F AQ19

Certain of the agents will make these Notes available for sale on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between those agents and their respective customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from agents utilizing Market Axess's system based on transactions they conduct through the system. These agents will make the Notes available to their respective customers through the Internet, whether made through a proprietary or third-party system, on the same terms as sales made through other channels.

        Obligations of SLM Corporation and any subsidiary of SLM Corporation are not guaranteed by the full faith and credit of the United States of America. Neither SLM Corporation nor any subsidiary of SLM Corporation (other than Student Loan Marketing Association) is a government-sponsored enterprise or an instrumentality of the United States of America.